Pricing Supplement No. 5 (To Prospectus dated October 13, 1998 and Prospectus Supplement dated April 15, 1999)	Rule 424(b)(5) Registration No. 333-65347
Dated: November 20, 2000

TARGET CORPORATION
(formerly known as Dayton Hudson Corporation)
Medium-Term Notes, Series I
Floating Rate Notes

Principal Amount: $200,000,000	Spread: +10 basis points
Issue Price (Dollar Amount and Percentage of Principal) Amount: $200,000,000 / 100%	Agent: Merrill Lynch & Co.
Original Issue Date: December 4, 2000	Agent's Commission/Discount: 0.250%
Stated Maturity Date: December 4, 2002
Base Rate: LIBOR Telerate
Initial Interest Rate: LIBOR Telerate determined on the second London Banking Day prior to December 4, 2000 plus 10 basis points
Regular Record Dates: Fifteen calendar days prior to Interest Payment Date
Interest Payment Dates: Each March 4, June 4, September 4 and December 4, commencing March 4, 2001
Interest Reset Dates: Each March 4, June 4, September 4 and December 4
Interest Reset Period: Quarterly
Initial Interest Reset Date: March 4, 2001
Index Maturity: 3 months
Index Currency: U.S. dollars

Other Terms: The Notes will be delivered on December 4, 2000. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days after the date of the pricing of securities, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing or on any of the next succeeding business days prior to December 4, 2000 will be required, by virtue of the fact that the Notes will settle on December 4, 2000, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

Recent Developments

    Third quarter 2000 net earnings before extraordinary items were $216 million, or $.24 per share, compared with $241 million, or $.26 per share, for the same period last year. Net earnings before extraordinary items for the first nine months of 2000 were $712 million, or $.78 per share, compared with $663 million, or $.71 per share, for the first nine months of 1999. The extraordinary items relate to early extinguishment of debt and were a $1 million charge in the third quarter of 2000, and a $9 million charge and a $13 million charge in the third quarter and first nine months of 1999, respectively.

    Total revenues for the quarter increased 8.3% to $8.582 billion compared with $7.927 billion for the same period a year ago. Total comparable-store sales (sales from stores open longer than one year) for third quarter 2000 increased 2.9%. Our revenue growth in the third quarter reflects a 10.5% increase in revenue at Target.

    In the third quarter of 2000, our gross margin rate declined as compared to the same period last year due to higher markdowns at both Target and Department Stores. Our operating expense rate in the third quarter increased as compared to the same period a year ago due to a lack of sales leverage.

    Our third quarter 2000 pre-tax segment profit decreased 8% to $493 million compared with $536 million for the same period last year. Pre-tax segment profit decreased 6% at Target and 42% at Department Stores and increased 30% at Mervyn's. Pre-tax segment profit is earnings before LIFO, securitization effects, interest, other expense, and unusual items.

    Pre-tax contribution from credit for the third quarter and first nine months of 2000 increased due to the continued growth of the Target Guest Card and improving trends in delinquencies and writeoffs at each of Target, Mervyn's and Department Stores.

    Interest expense and interest equivalent for the third quarter of 2000 increased $7 million compared with the same period a year ago due to higher average funded balances.

    Our estimated annual effective income tax rate was 38.5% in the third quarter and first nine months of 2000 compared to 38.8% for the same periods last year.

    During the third quarter of 2000, we repurchased $219 million of our common stock, buying back 8.5 million shares at an average price of $25.59 per share. Since the inception of our share repurchase program, we have repurchased an aggregate of 39.2 million shares at an average price of $29.62 per share, representing an aggregate investment of $1,161 million.